N-SAR ITEM 77C


a) The Annual Meeting of Shareholders for American Capital Bond Fund, Inc. was held on December 14, 1995.

b)   The election of Directors included:

Dr. Donald M. Carlton
Dr. F. Robert Paulsen
Dr. A. Benton Cocanougher
Dr. R. Richard Pettit
Dr. Stephen Randolph Gross
Don G. Powell
Dr. Norman Hackerman
Allen B. Shepard, Jr.
Robert D.H. Harvey
Miller Upton
Dr. Alan G. Merten
Benjamin N. Woodson
Dr. Steven Muller



c)   The following were voted on at the meeting:

     1)Approval of an amendment to the Fund s Articles of Incorporation to change the name of the Fund.

          For  7,473,791.392  Against 392,170.590      Abstain  208,954.484


     2) Ratification of the selection of Ernst & Young LLP as independent accountants for the Fund's current fiscal year:

          For 7,903,983.404   Against 50,803.372       Abstain  120,129.690


d)   Inapplicable

     Item 77C is incorporated herein by reference to the Proxy Statement of the Registrant filed with the SEC on October 23, 1995.